

Mailstop 3233

March 14, 2016

<u>Via E-mail</u>
Charles J. Schreiber, Jr.
Chief Executive Officer
KBS Growth & Income REIT, Inc.
800 Newport Center Drive, Suite 700
Newport Beach, California 92660

> **Re:** **KBS Growth & Income REIT, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed February 16, 2016**
> **File No. 333-207471**

Dear Mr. Schreiber:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 13, 2015 letter.

<u>General</u>

1. We note your response to comment 3 of our letter. We further note that CF Disclosure Guidance: Topic No. 6 includes guidance encouraging registrants to consolidate their supplements quarterly into one or two supplements to enhance readability of the disclosure and to update the base prospectus annually to include information from the prospectus supplements. However, we note that this guidance relates to post-effective amendments and supplements to the prospectus. Please advise us why you believe it is appropriate to include supplementary disclosure prior to effectiveness of the registration statement.

Prospectus Summary

How will you use the proceeds raised in this offering?, page 23

2.   We note your revised disclosure on page 24 regarding the "annual stockholder servicing fee of 1% of the purchase price per share (ignoring any discounts that may be available to certain categories of purchasers)" as well as the revised disclosure on page 189 that you are not responsible for failing to combine purchases if a stockholder fails to mark a certain space. Please revise to clarify whether the referenced discounts relate only to the purchase price and not the stockholder servicing fee. In addition, please revise to clarify your disclosure on page 189 that stockholders are not waiving any rights or advise.

How should you determine which class of common stock to invest in and what are the differences among the classes?, page 26

3.   We note your response to comment 6 of our letter, including your revised disclosure in this section and elsewhere indicating that the stockholder servicing fee has been structured to terminate upon the fourth anniversary of the issuance of the Class T share sold in the primary offering, resulting in total selling commissions, dealer manager fees and stockholders servicing fees of approximately 9%. We further note your disclosure stating that the table on this page "indicates the maximum fees payable on a hypothetical investment of $10,000 in each class of shares" and includes a total annual stockholder servicing fee of $400. However, your disclosure in footnote 2 to the table and elsewhere states that the stockholder servicing fee may instead terminate on the date at which aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the primary offering in which the Class T share was sold. Please revise to reconcile these disclosures or advise us why you believe no reconciliation is necessary.

Management Compensation, page 92

4.   We note your response to comment 9 of our letter and your revised disclosure. Please revise to clarify how the calculation of the subordinated incentive fee takes into account any prior payment to your advisor of the subordinated participation in net cash flows.

Stock Ownership, page 103

5.   Please disclose the natural person(s) with voting and/or investment control of the shares held by Julianna Eva Pyott Trust.

Supplement No. 1

Prior Performance Summary, page 1

6.   We note your response to comment 12 of our letter. Please revise to highlight the material adverse business developments or advise.

Index to Financial Statements

7.   Please update your financial statements in your next amendment to your Form S-11 per Rule 8-08 of Regulation S-X.

8.   We note you acquired the Von Karman Tech Center during 2015. Please provide us with your analysis supporting your conclusion that the acquired business is not a predecessor.

Item 33. Recent Sales of Unregistered Securities, page II-1

9.   We note your response to comment 13 of our letter, and we reissue the comment in part. Please revise to briefly disclose the facts upon which you relied in determining that you could rely upon Rule 506(b) of Regulation D in connection with your private offering.

        You may contact Peter McPhun at (202) 551-3581 or Eric McPhee at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann at (202) 551-3207 or me at (202) 551-3401 with any other questions.

                                        Sincerely,

                                        /s/ Jennifer Gowetski

                                        Jennifer Gowetski
                                        Special Counsel
                                        Office of Real Estate and
                                        Commodities

cc: Robert H. Bergdolt, Esq.
        DLA Piper LLP (US)